UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.[])*

Perspective Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46489V104
(CUSIP Number)

February 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[]  Rule 13d-1(b)
[X] Rule 13d-1(c)
[]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________________________________________________

CUSIP No. 46489V104

1  NAMES OF REPORTING PERSONS
   Michael K Schultz

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[](b)[]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5  SOLE VOTING POWER
   11,350,664 (see Item 4)

6  SHARED VOTING POWER
   6,328,411 (see Item 4)

7  SOLE DISPOSITIVE POWER
   10,410,039 (see Item 4)

8  SHARED DISPOSITIVE POWER
   5,695,570 (see Item 4)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   17,679,075 (see Item 4)

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.3% (1)

12  TYPE OF REPORTING PERSON
    IN

(1) Based on 280,571,026 shares of the common stock of the Issuer
(the "Common Stock") issued and outstanding as of August 9, 2023, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the"SEC") on August 11, 2023 and assumes exercise of the Reported Options (see Item 4), resulting in an aggregate 282,515,443 shares of Common Stock issued and outstanding following such exercise.

____________________________________________________________

Item 1(a).  Name of Issuer:
Perspective Therapeutics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
2401 Elliott Avenue, Suite 320, Seattle, WA 98121

Item 2(a).  Name of Person Filing:
Michael K Schultz

Item 2(b).  Address of Principal Business Office or, if none, Residence:
2401 Elliott Avenue, Suite 320, Seattle, WA 98121

Item 2(c).  Citizenship:
United States of America

Item 2(d).  Title of Class of Securities:
Common Stock

Item 2(e).  CUSIP No.:
46489V104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.  Ownership.

(a)  Amount beneficially owned:
As of the filing date of this statement, Michael K Schultz may be deemed to directly or indirectly beneficially own an aggregate total of 17,679,075 shares of the Issuer's Common Stock. Reference to "beneficial ownership" of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of the filing date of this statement, Michael K Schultz was deemed to be the direct beneficial owner of 11,350,664 of the securities described in the first paragraph of this Item 4(a). The aforementioned direct beneficial ownership consists of (i) 8,465,622 outstanding shares of the Issuer's Common Stock held by Michael K Schultz; (ii) 940,625 outstanding shares of the Issuer's Common Stock held in escrow (the "Schultz Escrowed Shares") by
U.S. Bank National Association ("U.S. Bank") for a twelve-month period following the Closing (as defined below) (the "Escrow Period") pursuant to the terms of the Merger Agreement (as defined below) and an escrow agreement entered into among the Issuer, U.S. Bank and Cameron Gray
(the "Escrow Agreement") and (iii) an aggregate 1,944,417 vested stock options held by Michael K Schultz which are exercisable for an equal number of shares of the Issuer's Common Stock (the "Reported Options"). Michael
K Schultz holds voting power with respect to the Schultz Escrowed Shares but will not possess dispositive power with respect to the Schultz Escrowed Shares until (and to the extent) such shares are released from escrow to Michael K Schultz following expiration of the Escrow Period in accordance with the terms of the Merger Agreement and Escrow Agreement. The securities described in this paragraph are referred to collectively as the "Direct Shares".

As of the filing date of this statement, the GRAT (as defined below) was deemed to be the direct beneficial owner of 6,328,411 of the securities described in the first paragraph of this Item 4(a). The aforementioned direct beneficial ownership consists of (i) 5,695,570 outstanding shares of the Issuer's Common Stock held by the GRAT, and (ii) 632,841 outstanding shares of the Issuer's Common Stock held in escrow by U.S. Bank for the Escrow Period pursuant to the terms of the Merger Agreement and Escrow Agreement (the "GRAT Escrowed Shares"). The trustee of the GRAT holds voting power with respect to the GRAT Escrowed Shares but will not possess dispositive power with respect to the GRAT Escrowed Shares until (and to the extent) such shares are released from escrow to the GRAT following expiration of the Escrow Period in accordance with the terms of the Merger Agreement and Escrow Agreement. "GRAT" means the Miracle 2022 Grantor Retained Annuity Trust. Hills Bank and Trust Company is the sole trustee of the GRAT. Pursuant to the terms of the GRAT, Michael K Schultz has the power to substitute the assets owned by the GRAT with assets of equivalent value. As such, Michael K Schultz may be deemed to have indirect beneficial ownership of the aforementioned securities directly beneficially owned by the GRAT. The securities described in this paragraph are referred to collectively as the "Indirect Shares".

"Merger Agreement" means that certain Agreement and Plan of Merger by and among the Issuer, Isoray Acquisition Corp. and Viewpoint Molecular Targeting, Inc., as amended by that certain First Amendment to Agreement and Plan of Merger entered into on October 21, 2022, pursuant to which, on February 3, 2023, the Issuer completed the merger (the "Closing" and such transaction, the "Merger") of Isoray Acquisition Corp. with Viewpoint Molecular Targeting, Inc.

(b)  Percent of class:
6.3% of the Issuer's outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 4.02%, directly to Michael
K Schultz; and (ii) 2.24%, directly to the GRAT and indirectly to Michael
K Schultz. The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on 280,571,026 shares of the Issuer's Common Stock issued and outstanding as of August 9, 2023, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2023, and assumes exercise of the Reported Options (see Item 4), resulting in an aggregate 282,515,443 shares of Common Stock issued and outstanding following such exercise.

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:
       11,350,664, consisting of the Direct Shares.

(ii)  Shared power to vote or to direct the vote:
       6,328,411, consisting of the Indirect Shares.

(iii)  Sole power to dispose or to direct the disposition of:
       10,410,039, consisting of the Direct Shares other than and excluding the Schultz Escrowed Shares.

(iv)  Shared power to dispose or to direct the disposition of:
       5,695,570, consisting of the Indirect Shares other than and excluding the GRAT Escrowed Shares.

Item 5.  Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person. Subject to Michael K Schultz's power of substitution with respect to the Indirect Shares (see Item 4(a)), the GRAT retains the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Indirect Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
         Control Person.
Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
Not Applicable.

Item 9.  Notice of Dissolution of Group.
Not Applicable.

Item 10.  Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

____________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2023

Signature:  MICHAEL K SCHULTZ
Name:  Michael K Schultz